[redacted]

04002718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Hampton Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Lafayette Road
(No. and Street)

North Hampton (City) NH (State) 03862 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle R. Matthews (603) 964-2300 ext 228 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leone, McDonnell & Roberts, P.A.
(Name – *if individual, state last, first, middle name*)

Five Nelson Street (Address) Dover (City) NH (State) 03820 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger L. Hamel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Hampton Partners, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Principal, Leone, McDonell & Roberts P.A.
Title

Marilyn Barton
Notary Public

MARILYN BARTON, Notary Public
My Commission Expires May 29, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~. on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH HAMPTON PARTNERS, L.P.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO ∘ DOVER
NORTH CONWAY

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of North Hampton Partners, L.P., as of December 31, 2003 and 2002, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Hampton Partners, L.P. at December 31, 2003 and 2002, and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone, McDonnell & Roberts,
Professional Association

January 16, 2004
Dover, New Hampshire

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
ASSETS		
Cash	$ 20,314	$ 20,844
Deposit with clearing organization	5,140,269	10,184,108
Due from North Hampton Partners Corporation	108,026	74,349
Furniture, equipment and leasehold improvements, net	76,274	98,317
Exchange memberships	17,620	17,468
Prepaid expenses	2,183	3,872
Security deposits	7,767	7,767
Total	$ 5,372,453	$ 10,406,725

LIABILITIES AND PARTNERS' CAPITAL

	2003	2002
LIABILITIES		
Accrued liabilities	$ -	$ 15,263
Total liabilities	-	15,263
PARTNERS' CAPITAL	5,372,453	10,391,462
Total	$ 5,372,453	$ 10,406,725

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Net investment (losses) gains	$ (1,992,129)	$ 10,111,893
Interest and related income	161,041	345,315
Total	(1,831,088)	10,457,208
OPERATING EXPENSES		
Employee compensation and benefits	1,661,862	5,819,666
Management and incentive fees	-	1,185,420
Communications	315,937	369,909
Rent expense	125,566	126,576
Other operating expenses	96,752	77,537
Depreciation and amortization	26,646	40,778
Professional fees	40,950	37,597
Investment interest	4,718	10,225
Insurance	18,052	9,473
Utilities	840	769
Total	2,291,323	7,677,950
NET (LOSS) INCOME	$ (4,122,411)	$ 2,779,258

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
PARTNERS' CAPITAL, BEGINNING OF YEAR	$ 10,391,462	$ 6,491,745
Additional contributions from existing partners	1,367,777	1,800,000
Contributions by new partner	500,000	1,000,000
Net (loss) income	(4,122,411)	2,779,258
Distribution of prior year income	(2,764,375)	-
Withdrawal of existing partners	-	(1,679,541)
PARTNERS' CAPITAL, END OF YEAR	$ 5,372,453	$ 10,391,462

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (4,122,411)	$ 2,779,258
Adjustments to reconcile net (loss) income to net cash used in operating activities		
Depreciation and amortization	26,646	40,778
Changes in operating assets and liabilities:		
Deposit with clearing organization	5,043,839	2,615,889
Marketable trading securities at market value	-	2,525,915
Due from North Hampton Partners Corporation	(33,677)	(74,349)
Exchange memberships	(152)	(335)
Prepaid expenses	1,689	-
Securities owned and sold, but not yet purchased	-	(8,978,670)
Accrued liabilities	(15,263)	15,263
Due to North Hampton Partners Corporation	-	(17,690)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	900,671	(1,093,941)
CASH FLOWS FROM INVESTING ACTIVITIES		
Distribution of prior year income	(2,764,375)	-
Payments for the purchase of property	(4,603)	(6,204)
NET CASH USED IN INVESTING ACTIVITIES	(2,768,978)	(6,204)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partners' capital contributions	1,867,777	2,800,000
Withdrawal of existing partners	-	(1,679,541)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,867,777	1,120,459
NET (DECREASE) INCREASE IN CASH	(530)	20,314
CASH - BEGINNING OF YEAR	20,844	530
CASH - END OF YEAR	$ 20,314	$ 20,844

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for interest	$ 4,718	$ 10,225

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

North Hampton Partners, L.P. (the Partnership) was organized as a Delaware Limited Partnership on May 20, 1996 and shall continue until December 31, 2045, unless earlier dissolved or terminated. The Partnership was established to acquire, trade, lend and dispose of securities on its own account through a licensed broker/dealer. In 1997, the Partnership was granted a license as a broker/dealer by the NASD.

The Partnership's general partner, North Hampton Partners Corporation, directs the activities of the Partnership under the provisions of a management agreement between the entities. Except as provided under the Delaware Revised Uniform Limited Partnership Act, or by applicable law, no limited partner in its capacity as a limited partner, shall be liable for the debts, liabilities, contracts or any other obligation of the Partnership, except to the extent of its capital contribution, and no limited partner shall be required to loan funds to the Partnership. Additionally, capital contributions may be required only with the consensus of all partners.

Cash and Cash Equivalents

The Partnership considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the statement of cash flows. As of December 31, 2003 and 2002 the Company had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the partnership are recorded on a trade date basis.

Marketable Trading Securities at Market Value

The Partnership trades only in securities whose market values are readily determinable. There were no open positions at December 31, 2003 and 2002.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Property and Equipment

Property and equipment is stated at cost. The Partnership's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. The provision for depreciation is computed utilizing accelerated methods over the estimated useful lives of the related assets, ranging from 5 to 39 years, for financial statement purposes.

Depreciation expense for 2003 and 2002 was $26,646 and $40,778, respectively.

Property and equipment consists of the following:

	2003	2002
Equipment	$ 168,430	$ 204,884
Furniture and fixtures	42,748	42,748
Leasehold improvements	56,010	56,010
	267,188	303,642
Less accumulated depreciation	(190,914)	(205,325)
	$ 76,274	$ 98,317

Income Taxes

The financial statements do not include a provision for income taxes because the Partnership does not incur federal or state income taxes. Instead, its earnings and losses are included in the partners' personal income tax returns and are taxed based on their personal tax rates.

NOTE 2. COMMITMENTS

The Partnership has a non-cancelable three-year lease agreement for its principal operating facilities in North Hampton, New Hampshire, that was extended for an additional three year term in June 2003. The lease required monthly base payments of $2,567, plus additional payments for the allocation of building and common area charges, through May 2003. The renewal requires monthly base payments that increase annually, every June 1, plus additional payments for the allocation of building and common area charges. The monthly base payments are $2,643 in year one, $2,722 in year two and $2,804 in year three. The extended lease has an additional three year renewal option. The Partnership also rents office space in Beverly, Massachusetts under the terms of a three year non-cancelable agreement through December 2004. The lease requires payments of $2,613 per month. The Partnership also rents two office spaces in Wellesley, Massachusetts under the terms of two agreements, both expiring August 2005. The leases require combined payments of $3,177 per month. Rent expense under these leases for 2003 and 2002 was $125,566 and $126,576, respectively.

Future minimum payments due under the terms of these leases are as follows:

2004	$ 101,753
2005	58,657
2006	14,020
	$ 174,430

NOTE 3. RELATED PARTY TRANSACTIONS

Management and Incentive Fees

The Partnership's general partner, North Hampton Partners Corporation (the Corporation), manages the Partnership's affairs and trading activities, under the terms of a management agreement. Under this agreement, the Corporation is paid a general management fee of 1% of the Partnership's net trading activities, including net investment interest income and expense. The management fee amounted to $0 and $104,369 for 2003 and 2002, respectively. The agreement also provides for an incentive fee if the profits from trading activities exceed a 25% return on investment (ROI) on the partners' capital at the beginning of the year. The fee equals 75% of the excess ROI up to an additional 16% ROI, and 25% of the excess over this amount. The incentive fee for 2003 and 2002 amounted to $0 and $1,081,051, respectively. The Partnership is also responsible for all costs directly associated with its trading activities and general and administrative expenses. Such costs are deducted from the net investment gains and related investment income and expense in arriving at the return on investment.

Due from/to North Hampton Partners Corporation
The Corporation is reimbursed for all transferable expenses it pays on the Partnership's behalf per the management agreement. Any amount in the due from/to the Corporation account at year end is directly related to these expenses. The amount due from the Corporation at December 31, 2003 and 2002 was $108,026 and $74,349, respectively.

NOTE 4. **NET CAPITAL REQUIREMENTS**

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Partnership maintain a minimum net capital equal to the greater of $100,000 or 12.5% of aggregate indebtedness. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Partnership had net capital, as defined, of $5,160,583 and $10,189,689, respectively, that exceeded its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.000 to 1 and .0001 to 1 at December 31, 2003 and 2002, respectively.

NOTE 5. **CAPITAL INVESTMENTS AND WITHDRAWALS**

The Partnership agreement provides that partners may withdraw from the Partnership upon timely written notification and that new partners may be admitted upon the agreement of the existing partners. On January 1, 2003, the partners accepted approximately $1.4 million in additional contributions from existing partners as well as $500,000 from one new partner. Also, $1 million was received from a new partner at the end of 2002, however, this partner was not eligible to participate in the allocation of profits for 2002. On January 1, 2002, the partners accepted an additional $1.8 million from an existing partner as well as the withdrawal of two partners whose capital accounts were approximately $1.7 million.

NOTE 6. **REQUIRED DISTRIBUTIONS**

The Partnership agreement provides for annual distributions of all "distributable cash" as defined. As of December 31, 2003 and 2002, the amount that was available for distribution amounted to $0 and $2,779,258, respectively. The Partnership distributed the 2002 amount to the partners on January 31, 2003.

NOTE 7. RETIREMENT PLAN

The Partnership and its General Partner adopted a 401(k) Retirement Savings Plan (the "Plan") effective January 1, 1998, covering all employees who meet defined eligibility requirements. Employee contributions to the Plan are made at predetermined rates elected by the employees. Additionally, the employer may elect to match a portion of the employee contributions and may also make a discretionary contribution to the Plan. The Partnership's matching contribution amounted to $39,795 in 2003 and $40,030 in 2002. The Partnership's discretionary contribution amounted to $0 in 2003 and $96,963 in 2002.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Partnership sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. These obligations are recorded at the market values of the related securities. The Partnership will incur a loss if the market value of these securities increases subsequent to year-end. As of December 31, 2003 and 2002, the Company had sold all open obligations.

NOTE 9. TRADER CONTRACTS

The Company has agreements with all of its traders which define the additional compensation to be received as a result of their trading activities. Accordingly, the individual traders share in the net gains from their trading activities. Under these agreements the traders' profit sharing percentages range from 30-50% of their quarterly profits. However, any trading losses incurred are carried forward and are offset against future trading gains. As a result of net trading losses of 2003, the traders have net trading losses of approximately $4.6 million to carryforward to reduce future trading gains. These losses will reduce trader profit sharing by approximately $1.5 million in 2004, provided the traders are profitable. No benefit has been recorded for these carryforward losses because their recovery is dependent upon the success of future trading activities. Similarly, at December 31, 2002, the traders had approximately $3 million of net trading losses to reduce future trading gains.

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL		
Total partners' equity		$ 5,372,453
Deduct partner's equity not allowable for net capital		-
Total partners' equity qualified for net capital		5,372,453
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		5,372,453
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	
Exchange memberships	17,620	
Furniture, equipment, and leasehold improvements, net	76,274	
Receivable from affiliate	108,026	
Other assets	9,950	
	211,870	
1. Additional charges for customer's and non-customer's security deposits	-	
2. Additional charges for customer's and non-customer's commodity accounts	-	
B. Aged fails-to-deliver		
1. Number of items -- 0	-	
C. Aged short security differences		
1. Number of items -- 0	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities - proprietary capital charges	-	
F. Other deductions and/or charges	-	211,870
Net capital before haircuts		5,160,583
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian governmental obligations	-	
3. State and municipal governmental obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	-	
7. Other securities	-	
D. Undue concentrations	-	
E. Other	-	-
Net capital		$ 5,160,583

See Independent Auditors' Report

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	-
Items not included in statement of financial condition	
Market value of securities borrowed for which no equivalent is paid or credited	-
Other unrecorded amounts	-
	-
Less adjustment based on special reverse bank accounts	-
Total aggregate indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	
Company	$ 100,000
Broker-dealer subsidiary	n/a
Total	$ 100,000
Excess net capital	$ 5,060,583
Excess net capital at 1000%	$ 5,160,583
Ratio: Aggregate indebtedness to net capital	0.000 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of form X-17A-5 as of December 31, 2003)

There are no differences between the Company's computation and the net capital above.

See Independent Auditors' Report

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE II
STATEMENT OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2003

The Partnership is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

See Independent Auditors' Report

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO ◦ DOVER
NORTH CONWAY

In planning and performing our audits of the financial statements and supplemental schedules of North Hampton Partners, L.P. (the Partnership) for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including such tests and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital computations under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Board

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Leone, McDonnell & Roberts,
Professional Association

January 16, 2004
Dover, New Hampshire